SEC FILE NUMBER
                                                    000-14555

                                                 CUSIP NUMBER
                                                   320682107
                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One):  ___Form 10-KSB  ___Form 20-F   ___Form 11-K
              ___Form 10-QSB  ___Form N-SAR

             For Period Ended:__________________

              X  Transition Report on Form 10-K
             ___ Transition Report on Form 20-F
             ___ Transition Report on Form 11-K
             ___ Transition Report on Form 10-Q
             ___ Transition Report on Form N-SAR
             For the Transition Period Ended:  December 31, 1999

      Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________
PART I - REGISTRANT INFORMATION

First Leesport Bancorp, Inc.
Full Name of Registrant

________________________________________________________________
Former Name if Applicable

133 North Centre Avenue
Address of Principal Executive Office (Street and Number)

Leesport, Pennsylvania  19533
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The report on Form 10-K could not be filed on time as a result of the need to complete the integration with the Registrant's financial dat of certain financial information relating to Merchants of Shenandoah Ban-Corp necessary to complete the statistical disclosure by bank holding companies required by industry guide 3. Merchants was a bank holding company that did not have a class of securities registered under the Securities Exchange Act of 1934, which the Registrant acquired during 1999 in a transaction accounted for as a pooling of interests. The differences in accounting systems coupled with the resignation on or about March 15, 2000 of the Registrant's controller caused a temporary delay in completing the required disclosure. The Form 10-K will be filed within the fifteen-day period permitted by SEC Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Kurt A. Phillips          610           478-9922
         (Name)            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                     X Yes ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       Yes  X No

                   First Leesport Bancorp, Inc.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2000         By/s/Kurt A. Phillips
                                Kurt A. Phillips
                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).




3